ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No.: 333-231254
Date:  June 28, 2019

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2019-09

PolyMet closes rights offering

St. Paul, Minn., June 28, 2019 – PolyMet Mining Corp. (“PolyMet” or the “company”) (TSX: POM; NYSE American: PLM) announces the completion of its previously announced rights offering which expired at 5:00 p.m. (Eastern time) on June 26, 2019.  The company issued the full allotment of 682,813,838 common shares pursuant to the rights offering for gross proceeds of approximately US$265 million.

Glencore AG (“Glencore”), who as previously disclosed, agreed, subject to certain terms and conditions and limitations, to exercise its basic subscription right in full and purchase all unsubscribed common shares in the rights offering pursuant to a standby commitment. Glencore acquired 627,247,983 common shares pursuant to the rights offering. Following completion of the rights offering, Glencore now owns 720,084,055 PolyMet common shares, which represents approximately 71.6 percent of the company’s total issued outstanding common shares. On a fully diluted basis (including exercise of all remaining warrants) Glencore owns approximately 69.0 percent of the company’s total issued outstanding common shares.

The common shares were purchased at the subscription price of US$0.3881 per share. Details of the results are as follows:

	Shares	Value US$	Shares Allocated	Value US$
Basic Subscriptions	250,707,787	97,299,692.13	250,707,787	97,299,692.13
Additional Subscription	1,584,110	614,793.09	1,584,110	614,793.09
Standby Commitment	430,521,941	167,085,565.30	430,521,941	167,085,565.30
Total	682,813,838	259,003,050	682,813,838	259,003,050

The proceeds of the rights offering have been used to repay the amount the company is indebted to Glencore AG under certain debentures and to pay the standby fee owed to Glencore and the expenses of the rights offering.

The shares subscribed for pursuant to the rights offering will be delivered within five business days from today, in the same form existing shares are held by Computershare, by DRS advice, or by broker, nominee or custodian.

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This news release does not constitute an offer to sell, nor the solicitation of an offer to buy, the securities in any jurisdiction; nor shall there be any sale of securities mentioned in this news release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.